GREENTECH TRANSPORATION INDUSTRIES INC.
                          7000 Merrill Avenue, Suite 31
                                 Chino, CA 91710
                Telephone (909) 614-7007 Facsimile (909) 614-7007
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                                                                October 11, 2010

Ms. Amanda Ravitz
Branch Chief - Legal
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Greentech Transportation Industries Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed September 7, 2010
    File No. 333-169251

Dear Ms. Ravitz,

Thank you for reviewing our registration statement. In response to your comment letter (dated October 4, 2010) we have amended the registration statement and provide the following information.

General

     1. We have removed the disclosure that "our President, Treasurer and Chief Executive Officer will have access to these funds". Though he is a signer on the bank account we realize that the statement may lead the reader to believe he would be accessing the funds prior to the completion of the offering, which is not true.

     2. We will update the financial statements as required by Rule 8-08 of Regulation S-X, as necessary.

     3. We have included a currently dated accountant's consent with this amendment.

Registration Statement Cover Page

     4.   We have removed the reference to footnote 3.
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Prospectus Summary, page 3

General Information About Our Company, page 3

     5. We have revised here and throughout the registration statement that we are strictly a distribution channel for reputable Chinese bus manufacturers to sell their product into the Americas, initially Latin America and later, after assisting them with obtaining required certifications, the U.S. and Canadian marketplace.

Risk Factors, page 4

     6. Risk factors addressing the possible risks of any product liability claim and liability insurance have been added.

     7. A risk factor addressing the fact that Phillip and David Oldridge have no equity ownership in the Company.

We are a development state company and have a limited operation history, page 4

     8. The statement that our management has substantial experience in our industry has been removed.

Our limited operating history makes it difficult to evaluate our future prospects and results of operations, page 4

     9.   The reference to China in this risk factor has been removed.

We may need to obtain additional financing to fully implement our business plan, page 5

     10. The risk factor has been revised to state that our 12-month business plan will be funded by the $100,000 raised in the offering and to reflect that we only anticipate requiring further funding if we fail to generate revenues from sales or have unforeseen cost overruns.

We will face signigicant competition in our industry, page 7

     11.  The references to well known, established companies have been removed.

We will incur ongoing costs and expenses for SEC reporting and compliance, page
9

     12.  The estimated costs of being a public company have been disclosed.

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Ian B. McAvoy, a director of the company, beneficially owns 100% of the outstanding shares of our common stock, page 9

     13. A risk factor to disclose risks associated with Mr. McAvoy owning 66.6% of the Company's common stock after the offering has been added.

Use of Proceeds, page 10

     14.  A breakdown of the administrative costs has been added.

     15. A disclosure has been added under "Distribution Methods of Products and Services" that the "up to date forward order management system" will be provided at no charge to the Company by the officers and directors who have the background and technique to set up and run the system.

     16. A disclosure has been added stating we estimate our offering costs to be $6,000, which will be paid from our current cash on hand. We do not anticipate having a shortage of cash prior to the offering being completed, however; if necessary, our directors have verbally agreed to loan the Company funds to complete the registration process. The loan would be interest-free with no specific terms of repayment, but not payable from proceeds of the offering.

     17. Disclosure has been added that a Chinese manufacturer will supply the prototype to the Company at no charge to be used for advertising and marketing purposes.

Description of Our Business, page 14

Principal Products or Services and their Markets, page 14

     18. Acronyms such as PZEV and CNG have been defined. We have also clarified how we know the vehicles will be competitively priced and cleaner than the competition's vehicles.

     19. We have added disclosure that Our target market is cities and municipalities who utilize a lowest price, sealed bid, competitive bidding process. We believe this type of process will generate the greatest revenue for the Company as the only determining factor in awarding a low/sealed bid contract is price. With our access to the Chinese buses that can be manufactured at a lower price we believe we will be able to collect many of the low/sealed bid contracts.

     20. We do not design, manufacture or assemble the buses. As a distributor of the buses, upon winning a contract, we would inform the Chinese manufacturers of the exact specifications required by each contract.

                                       3
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Competition, Competitive Position in the Industry and Methods of Competition,
page 15

     21. Disclosure has been added that two of our directors, Phillip and David Oldridge have long-standing established relationships with key bus manufacturers in China. They are currently working on the Company's behalf on Letters of Intent and contracts for the product we will be distributing.

     22. Disclosure has been added that the Company will act as a broker, when necessary, between the Chinese manufacturers and North American suppliers to advise on specific requirements based on contracts and expedite product orders. We currently have no contracts in place with any manufacturers or suppliers.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts, page 15

     23. We have registered our domain name, www.gtiincorporated.com and are currently designing the website.

Need for Any Governmental Approval of Principal Products or Services, page 16

     24. The US Department of Transportation has instituted a process in which a company can become a "self-certified approved entity". The process is outlined in manuals provided by the USDOT. Members of our management team have been involved in the process in the past and plan to institute the process for GTI in the future.

Management's Discussion and Analysis or Plan of Operation, page 18

Liquidity and Capital Resources, page 20

     25. We have added disclosure regarding the demands on liquidity that will accompany the implementation of our business plan, including the timing of the demands and the amount of funding required.

Directors, Executive Officers, Promoters and Control Persons, page 21

Executive Biographies, page 21

     26. This section has been revised to include only the information required by Item 401 of Regulation S-K.

     27.  Marketing language has been removed.

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Executive Compensation, page 23

Management Compensation, page 23

     28. Disclosure has been added that management salaries will commence when we begin to generate revenue. No officer salaries will be paid from offering proceeds.

Undertakings

     29. Undertaking disclosure has been revised to match the language set forth in Item 512 of Regulation S-K.

Signatures

     30.  The directors have signed in their capacities as such.

Exhibit 99.1, Subscription Agreement

     31.  Subscription agreement has been revised.

Sincerely,


/s/ Phillip W. Oldridge
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Phillip W. Oldridge
CEO & Director